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Reid Cox
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces the Appointment of Tim Samples to its Board of Directors

Stockton, CA - January 19, 2005 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of communications services in the Western U.S., today announced the appointment of Tim Samples to its Board of Directors.

"Tim is an excellent addition to Pac-West's Board," said Hank Carabelli, Pac-West's President and CEO. "His wealth of experience leading wireless and wireline companies, both domestically and internationally, will prove extremely valuable as Pac-West continues to pursue its growth strategy of providing the network, transport, and support systems that enable communications providers to serve their business and residential end-users."

Samples said, "I look forward to my involvement with Pac-West and its continued leadership in the industry. They have a rich history of providing communications providers with a competitive alternative to the incumbents, which in turn is good for consumers."

"We are very excited about the opportunities that lie ahead for Pac-West, and the renewed growth in our industry and the economy," said Wally Griffin, Pac-West's Board Chairman. "Tim will bring valuable new dimensions and skill sets to our Board, and we are delighted that he has agreed to join us as we enter our 25th year in business and begin the next phase in Pac-West's evolution."

Samples has over 20 years experience in the communications industry. Since January of 2003, he has been the Principal in Sapience LLC, in Scottsdale, Arizona, where he does consulting work and serves as a non-executive Director for two telecommunications companies. From February 2001 to June 2002, he served as CEO, President, and Chairman of the Board of Management for Completel N.V. in London, England and Paris, France. A Dutch registered CLEC, Completel is a publicly traded company in Europe. From February 2000 to February 2001, Samples served as CEO and President of Firstmark Communications, a Pan-European broadband company with operations in seven Western European countries. From September 1997 to February 2000, he was CEO of One2One, a GSM service operator created through a joint venture between MediaOne group and Cable and Wireless. From July 1995 to May 1996, Samples served as Vice President and General Manager for US West Cellular / Airtouch in Phoenix, Arizona. From June 1984 to July 1995, he held various management, sales, and marketing positions with US West / MediaOne Group.

Samples holds a bachelor's degree in psychology from the University of Toledo, and an advanced management degree from the University of Pennsylvania Wharton School of Business.

About Pac-West Telecomm, Inc.
Pac-West is currently one of the largest competitive local exchange carriers headquartered in California. Pac-West's network averages over 120 million minutes of voice and data traffic per day, and carries an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Pac-West Forward-Looking Statements
In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2003, as filed with the SEC on March 30, 2004, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the declining rate at which intercarrier compensation payments are determined; the inability to expand our business as a result of the unavailability of funds to do so; adverse affects on our operations as a result of covenants in agreements related to our borrowings; the loss of key executive officers could negatively impact our business prospects; the possible delisting of our common shares from the Nasdaq SmallCap Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

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